Rec'd 7/16/02

Uf 7-31-02

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, [D.C.]

02023511

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SEC FILE NUMBER
8- 25253

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rushmore Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Rd Ste 300
(No. and Street)

Dallas (City) TX (State) 75240 (Zip Code)

RECD S.E.C.
JUL 16 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Uf 7-31-02

SEC 1410 (3-91)

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Rushmore Securities Corporation

December 31, 2001

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 1 6 2002

DIVISION OF MARKET REGULATION

CONTENTS

Accountants and Management Consultants

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Rushmore Securities Corporation

We have audited the accompanying statement of financial condition of Rushmore Securities Corporation, as of December 31, 2001, and the related statements of operations and retained earnings (accumulated deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rushmore Securities Corporation, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and schedules have been prepared assuming that the Company will continue as a going concern. The Company's parent has incurred a loss from continuing operations of $2,203,896 in 2001 and had an excess of liabilities over cash and receivables of $1,074,738 at December 31, 2001. The parent has been unable to generate positive cash flow from its operations. The parent will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital would be available. These matters, among others described in Note B, could adversely effect the Company's ability to continue as a going concern because the Company is dependent on the parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
April 12, 2002

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Rushmore Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$223,329
Deposits with clearing brokers	98,200
Receivable from employees	57,791
Commissions receivable	256,480
Other assets	37,619
Total assets	$673,419

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 3,740
Commissions payable	442,000
Total liabilities	445,740
Commitments and contingencies	-
Stockholder's equity	
Common stock - no par, 10,000 shares authorized; 21 shares issued and outstanding	13,668
Additional paid in capital	474,939
Accumulated deficit	(260,928)
Total stockholder's equity	227,679
Total liabilities and stockholder's equity	$ 673,419

The accompanying notes are an integral part of this financial statement.

Rushmore Securities Corporation

STATEMENT OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

Year ended December 31, 2001

Revenues	
Commissions	$6,491,801
Other revenue related to securities business	191,247
Interest income	36,554
	6,719,602
Expenses	
Commission expense	5,171,510
Promotional costs	18,650
Equipment costs	36,243
Quotation costs	60,035
Clearing costs	133,393
Regulatory fees	63,867
Management fees	1,061,358
Allowance for receivable from parent	301,448
Other	178,820
	7,025,324
Other income	15,499
Net loss	(290,223)
Retained earnings, beginning of period	29,295
Accumulated deficit, end of period	$ (260,928)

The accompanying notes are an integral part of this financial statement.

Rushmore Securities Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2001

Balance at December 31, 2000	$ -
Increases	-
Decreases	-
Balance at December 31, 2001	$ -

The accompanying notes are an integral part of this financial statement.

Rushmore Securities Corporation

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (290,223)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in deposits with clearing brokers	14,834
Increase in receivables from officers and employees	(19,401)
Increase in commissions receivable	(215,631)
Decrease in other assets	67,557
Decrease in accounts payable	(125,045)
Increase in commissions payable	345,094
Net cash used in operating activities	(222,815)
Net cash flows provided by financing activities	
Net advances from parent	(623,488)
Decrease in cash and cash equivalents	(846,303)
Cash and cash equivalents beginning of year	1,069,632
Cash and cash equivalents end of year	$ 223,329
Supplemental disclosures	
Cash paid for	
Income taxes	$ -
Interest	2,813

The accompanying notes are an integral part of this financial statement.

Rushmore Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rushmore Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly-owned subsidiary of Rushmore Financial Group, Inc. ("Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas.

During 1999, the Company formed an Internet-based day trading division, RushTrade.com, which allows investors and traders access to the stock market from remote terminals via the Internet. The software utilized to access the markets provides real-time quotes and technical data linked with an order entry system to facilitate swift execution and confirmation.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Securities Transactions

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of other financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Investments

The carrying values of financial instruments reported on the Company's balance sheet approximate fair value.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by its Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2001, the Parent had liabilities due within one year of $1,675,246, cash and accounts receivable of $600,508, and had losses from continuing operations of $2,203,896 in 2001. The Parent has been unable to generate positive cash flow from its operations. The Parent will have to raise debt or equity capital to meet operational needs. There is no assurance that such capital will be available. The Company has provided an allowance for amounts receivable from its Parent. Such allowance amounted to approximately $301,000. These matters raised substantial doubt about the Company's ability to continue as a going concern because the Company is dependent on its Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Parent has taken several steps to increase cash by the use of borrowings and equity. In the first quarter of 2002, the Parent raised $200,000 through the sale of convertible debentures and $65,000 from the sale of preferred stock. Early in April 2002, the Parent signed a selling agreement with an institutional broker/dealer in Houston to complete the remaining amount, approximately $500,000, of the current preferred stock offering on a "best efforts" basis.

The Parent has undergone an extensive internal reorganization and reduction of staff to adjust to the current level of activity and has implemented additional steps to more closely monitor expenses. Additional marketing efforts are being implemented to enhance revenue and take advantage of the upcoming release of the certain software products. The Parent is pursuing additional agreements to further increase revenue.

NOTE C - NET CAPITAL REQUIREMENTS AND CONTINGENCIES

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $106,000 and net capital requirements of approximately $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.2. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The National Association of Securities Dealers (NASD) commenced an examination of the Company in February 2000. In conjunction with this examination in March 2002, the Company received a Letter of Caution from the NASD regarding a number of compliance issues, and was informed that certain of the compliance matters had been referred to the Enforcement Division of the NASD.

NOTE D - INCOME TAXES

The Company has a deferred tax asset amounting to approximately $51,000 relating to a legal settlement not deductible for income tax purposes, which is fully reserved with a valuation allowance because of the uncertainty of future earnings.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has a service agreement with the Parent who provides essentially all general and administrative services. Management fees related to these services amounted to $1,061,358 for the year ended December 31, 2001.

NOTE F - CONCENTRATION RISK

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through three brokers. Amounts due from these brokers are generally not collateralized. The Company regularly monitors its exposure to credit risk from these arrangements.

NOTE G - OFF BALANCE SHEET RISK

The Company has indemnified its clearing brokers for losses attributable to failure of the Company's customers to settle security transactions. At December 31, 2001, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company is engaged in certain litigation arising in the normal course of business. In the opinion of management, the ultimate outcome of litigation will not have a material adverse impact on the Company.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
as of
December 31, 2001

Schedule I

Rushmore Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Total stockholder's equity	$227,679
Deduction and/or charges	
Non-allowable assets	
Receivables	104,788
Other deductions and/or charges	17,012
Net capital	$105,879

AGGREGATE INDEBTEDNESS

Total liabilities	$445,740

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$29,716
Minimum dollar net capital requirement of reporting broker or dealer	$50,000
Net capital requirement (greater of above two minimum requirement amounts)	$50,000
Net capital in excess of required minimum	$55,879
Excess net capital at 1000%	$55,879
Ratio: Aggregate indebtedness to net capital	4.2:1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

Net capital as reported in unaudited FOCUS Report as of December 31, 2001	$114,493
Other deductions and/or charges	(8,614)
Net capital as reported above	$105,879

The accompanying notes are an integral part of this supplemental information.

Rushmore Securities Corporation

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Southwest Securities, Inc., Perishing Division of DLJ or Penson Financial Services, Inc. on a fully disclosed basis.

The National Association of Securities Dealers (NASD) commenced an examination of the Company in February 2000. In conjunction with this examination in March 2002, the Company received a Letter of Caution from the NASD regarding a number of compliance issues, and was informed that certain of the compliance matters had been referred to the Enforcement Division of the NASD.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended December 31, 2001

REPORT ON INTERNAL CONTROL

Board of Directors
Rushmore Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Rushmore Securities Corporation for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Grant Thornton LLP

Dallas, Texas
March 29, 2002

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International